EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY PROGRESS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$900	$860	$753	$789	$382
Fixed charges	305	318	305	289	291
Total earnings	$1,205	$1,178	$1,058	$1,078	$673

Fixed charges:
Interest on debt, including capitalized portions	$267	$254	$238	$224	$230
Estimate of interest within rental expense	38	64	67	65	61
Total fixed charges	$305	$318	$305	$289	$291
Preferred dividends, as defined	—	—	—	—	4
Total fixed charges and preferred dividends combined	$305	$318	$305	$289	$295
Ratio of earnings to fixed charges	4.0	3.7	3.5	3.7	2.3
Ratio of earnings to fixed charges and preferred dividends combined	4.0	3.7	3.5	3.7	2.3
(a)    Excludes income or loss from equity investees.